SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

China Recycling Energy Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

168913101

(CUSIP Number)

Carlyle Asia Growth Partners III, L.P. c/o The Carlyle Group Attention: Jeffrey W. Ferguson 1001 Pennsylvania Avenue NW Suite 220 South Washington, DC 20004 (202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2011

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Carlyle Asia Growth Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,935,014
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,935,014
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,935,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%(1)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS CAGP III Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 530,924
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 530,924
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,924
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(1)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS DBD Cayman Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,465,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,465,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,465,938
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%(1)
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

1	NAMES OF REPORTING PERSONS DBD Cayman, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,465,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,465,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,465,938
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%(1)
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

1	NAMES OF REPORTING PERSONS TCG Holdings Cayman II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,465,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,465,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,465,938
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%(1)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,465,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,465,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,465,938
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%(1)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS CAGP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,465,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,465,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,465,938
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%(1)
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

1	NAMES OF REPORTING PERSONS CAGP General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,465,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,465,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,465,938
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%(1)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 26, 2007, as amended on April 29, 2008 (the “Statement”), as follows:

ITEM 2.	Identity and Background

Item 2 of the Statement is amended and restated in its entirety by inserting the following information:

This statement is being filed by the following persons, (each is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”):

DBD Cayman Holdings, Ltd.

DBD Cayman, Ltd.

TCG Holdings Cayman II, L.P.

TC Group Cayman Investment Holdings, L.P.

CAGP, Ltd.

CAGP General Partner, L.P.

Carlyle Asia Growth Partners III, L.P.

CAGP III Co-Investment, L.P.

Each of the Reporting Persons is an investment fund organized in the Cayman Islands. The business address for each of the Reporting Persons is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands. The telephone number is +1-345-949-0100.

DBD Cayman Holdings, Ltd. is controlled by its ordinary members, and all action relating to the voting or disposition of the Shares requires approval of a majority of the ordinary members. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the ordinary members of DBD Cayman Holdings, Ltd., may be deemed to share beneficial ownership of Shares beneficially owned by DBD Cayman Holdings, Ltd. Such individuals expressly disclaim any such beneficial ownership.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by this reference.

During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	Purpose of Transaction

Item 4 of the Statement is amended by inserting the following information:

On July 21, 2011, the Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. converted the $5,000,000 principal amount under the 5% Secured Convertible Promissory Note into a total of 4,334,192 shares of Common Stock of China Recycling Energy Corporation at the conversion price per share of $1.154.

ITEM 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a) – (b)

The following table sets forth the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned	Percent of class(a)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
DBD Cayman Holdings, Ltd.	12,465,938	28.6%	0	12,465,938	0	12,465,938
DBD Cayman, Ltd.	12,465,938	28.6%	0	12,465,938	0	12,465,938
TCG Holdings Cayman II, L.P.	12,465,938	28.6%	0	12,465,938	0	12,465,938
TC Group Cayman Investment Holdings, L.P.	12,465,938	28.6%	0	12,465,938	0	12,465,938
CAGP, Ltd.	12,465,938	28.6%	0	12,465,938	0	12,465,938
CAGP General Partner, L.P.	12,465,938	28.6%	0	12,465,938	0	12,465,938
Carlyle Asia Growth Partners III, L.P.	11,935,014	27.4%	0	11,935,014	0	11,935,014
CAGP III Co-Investment, L.P.	530,924	1.2%	0	530,924	0	530,924

(a)	Based on 43,533,174 shares of common stock of China Recycling Energy Corporation outstanding as of August 10, 2011.

Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. are the record holders of 11,935,014 and 530,924 shares, respectively, of Common Stock of China Recycling Energy Corporation. DBD Cayman Holdings, Ltd. exercises investment discretion and control over the shares held by each of Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., through its indirect subsidiary, CAGP General Partner, L.P., which is the general partner of each of Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P.

DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd. DBD Cayman, Ltd. is the general partner of TCG Holdings Cayman II, L.P. TCG Holdings Cayman II, L.P. is the general partner of TC Group Cayman Investment Holdings, L.P. TC Group Cayman Investment Holdings, L.P. is the sole shareholder of CAGP, Ltd. CAGP Ltd. is the general partner of CAGP General Partner, L.P. As such, each of DBD Cayman Holdings, Ltd., DBD Cayman, Ltd., TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., CAGP Ltd., and CAGP General Partner, L.P. may be deemed to beneficially own the shares held of record by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. Each entity expressly disclaims beneficial ownership of any such securities, except to the extent of its pecuniary interest therein.

DBD Cayman Holdings, Ltd. is controlled by its ordinary members, and all action relating to the voting or disposition of the Shares requires approval of a majority of the ordinary members. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the ordinary members of DBD Cayman Holdings, Ltd., may be deemed to share beneficial ownership of Shares beneficially owned by DBD Cayman Holdings, Ltd. Such individuals expressly disclaim any such beneficial ownership.

ITEM 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated August 22, 2011, by and among the Reporting Persons

24	Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2011

DBD Cayman Holdings, Ltd.

by:	/s/ David A. Willich,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

DBD Cayman, Ltd.

by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ David A. Willich,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

TCG Holdings Cayman II, L.P.

by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ David A. Willich,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

TC Group Cayman Investment Holdings, L.P.

by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ David A. Willich,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

CAGP Ltd.

by: TC Group Cayman Investment Holdings, L.P., its sole shareholder by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ David A. Willich,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

CAGP General Partner, L.P.

by: CAGP Ltd., its general partner
by: TC Group Cayman Investment Holdings, L.P., its sole shareholder by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ David A. Willich,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

Carlyle Asia Growth Partners III, L.P.

by: CAGP General Partner, L.P., its general partner
by: CAGP Ltd., its general partner
by: TC Group Cayman Investment Holdings, L.P., its sole shareholder by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ David A. Willich,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

CAGP III Co-Investment, L.P.

by: CAGP General Partner, L.P., its general partner
by: CAGP Ltd., its general partner
by: TC Group Cayman Investment Holdings, L.P., its sole shareholder by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ David A. Willich,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

Schedule A

Name	Title/Principal Occupation or Employment	Citizenship
William E. Conway, Jr.	Mr. Conway is an ordinary member of DBD Cayman Holdings, Ltd. Mr. Conway is a Founder of The Carlyle Group,	United States of America

David M. Rubenstein	Mr. D’Aniello is an ordinary member of DBD Cayman Holdings, Ltd. Mr. D’Aniello is a Founder of The Carlyle Group.	United States of America

David M. Rubenstein	Mr. Rubenstein is an ordinary member of DBD Cayman Holdings, Ltd. Mr. Rubenstein is a Founder of The Carlyle Group.	United States of America